SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2022

Commission File Number: 001-14856

ORIX Corporation

(Translation of Registrant’s Name into English)

World Trade Center Bldg., SOUTH TOWER, 2-4-1 Hamamatsu-cho, Minato-ku, Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Material Contained in this Report

1.	English press release entitled, “Announcement Regarding Management Changes and Organizational Reform”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: December 12, 2022	By	/s/ Hitomaro Yano
Hitomaro Yano
Executive Officer
Head of Treasury and Accounting Headquarters

Announcement Regarding Management Changes and Organizational Reform

Tokyo, Japan – December 12, 2022 – ORIX Corporation (“ORIX”) today made public an announcement regarding management changes and organizational reform.

∎	Management Changes (Effective as of January 1, 2023)

New Position	Present Position	Name
Member of the Board of Directors Senior Managing Executive Officer Global General Counsel Responsible for Legal Function Unit	Member of the Board of Directors Managing Executive Officer Global General Counsel Responsible for Legal and Compliance Headquarters	Stan Koyanagi

Senior Managing Executive Officer Responsible for Corporate Function Unit Responsible for Work Style Reform Project	Managing Executive Officer Head of Group Human Resources and Corporate Administration Headquarters Responsible for Secretariat of The Board of Directors Responsible for Work Style Reform Project	Yasuaki Mikami

Executive Officer Corporate Function Unit Responsible for Treasury, Accounting, Corporate Planning, Investor Relations and Sustainability	Executive Officer Head of Treasury and Accounting Headquarters	Hitomaro Yano

Executive Officer Corporate Function Unit Responsible for Corporate legal affairs	Executive Officer Head of Legal and Compliance Headquarters	Tomoko Kageura

Executive Officer Group Strategy Business Unit Responsible for CEO’s Office and New Business	Executive Officer Responsible for CEO’s Office Responsible for New Business Development Department Responsible for Corporate Communications Department	Nobuki Watanabe

Executive Officer Group Strategy Business Unit Responsible for Credit and Investment Management	Operating Officer Deputy Head of Credit and Investment Management Headquarters	Ikuo Nakamura

New Position	Present Position	Name
Executive Officer Corporate Function Unit Responsible for Human Resources, Corporate Administration and Corporate Communications Responsible for Secretariat of The Board of Directors	Operating Officer Deputy Head of CEO’s Office Deputy Head of New Business Development Department Deputy Head of Corporate Communications Department	Tomohiko Ishihara

Executive Officer Group Strategy Business Unit Deputy Head of Credit and Investment Management	Deputy Head of Credit and Investment Management Headquarters	Takashi Otsuka

Retire*[1]	Executive Officer Head of Credit and Investment Management Headquarters	Yasuhiro Tsuboi

*[1]	Mr. Tsuboi will be appointed Auditor of ORIX Real Estate Corporation on January 1, 2023.

∎	Organizational Reform (Effective as of January 1, 2023)

Treasury and Accounting Headquarters, Legal and Compliance Headquarters, Group Human Resources and Corporate Administration Headquarters and Credit and Investment Management Headquarters will be abolished. Corporate Function Unit and Legal Function Unit will be newly established.

Group Strategy Business Unit will be composed of CEO’s Office, New Business Development Department and the departments belonging to Credit and Investment Management Headquarters: Credit Evaluation Department, Investment Evaluation Department, Real Estate Appraisal Department, Credit and Investment Information Management Department, Transactions and Contract Documents Administration Department, and ERM Department.

Corporate Function Unit will be composed of Corporate Communications Department, the departments belonging to Treasury and Accounting Headquarters: Corporate Planning Department, Investor Relations and Sustainability Department, Group Accounting Department, Business Accounting Department, Group Accounting Advisory & Control Department, and Treasury Department, the departments belonging to Legal and Compliance Headquarters: Transaction Legal Department, Corporate Legal Department, Regulations Management Department and Financial Law Support Department and the departments belonging to Group Human Resources and Corporate Administration Headquarters: Group Human Resources Department and Group Corporate Administration Department.

Legal Function Unit will be composed of the departments belonging to Legal and Compliance Headquarters: Global General Counsel Office and Group Compliance Department.

∎	Organization Chart (Effective as of January 1, 2023)

*Extracted organizational reform parts only

[New]

[Present]

Headquarters Name	Department Name
	Secretariat of The Board of Directors
	CEO's Office
	New Business Development Department
	Corporate Communications Department
Group Strategy Business Unit	Information Security Control Department
	Technology Department
	Global Business Group
Treasury and Accounting Headquarters	Corporate Planning Department
	Investor Relations and Sustainability Department
	Group Accounting Department
	Business Accounting Department
	Group Accounting Advisory & Control Department
	Treasury Department
Legal and Compliance Headquarters	Global General Counsel Office
	Transaction Legal Department
	Corporate Legal Department
	Group Compliance Department
	Regulations Management Department
	Financial Law Support Department
Group Human Resources and Corporate Administration Headquarters	Group Human Resources Department
	Group Corporate Administration Department
Credit and Investment Management Headquarters	Credit Evaluation Department
	Investment Evaluation Department
	Real Estate Appraisal Department
	Credit and Investment Information Management Department
	Transactions and Contract Documents Administration Department
	ERM Department

Contact Information:

Investor Relations and Sustainability Department

ORIX Corporation

Tel: +81-3-3435-3121

About ORIX:

ORIX Corporation (TSE:8591; NYSE: IX) is a financial services group which provides innovative products and services to its customers by constantly pursuing new businesses.

Established in 1964, from its start in the leasing business, ORIX has advanced into neighboring fields and at present has expanded into lending, investment, life insurance, banking, asset management, automobile related, real estate and environment and energy related businesses. Since entering Hong Kong in 1971, ORIX has spread its businesses globally by establishing locations in 28 countries and regions across the world.

Going forward, ORIX intends to utilize its strengths and expertise, which generate new value, to establish an independent ORIX business model that continues to evolve perpetually. In this way, ORIX will engage in business activities that instill vitality in its companies and workforce, and thereby contribute to society. For more details, please visit our website: https://www.orix.co.jp/grp/en/ (As of September 30, 2022)

Caution Concerning Forward Looking Statements:

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results that differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and under “(4) Risk Factors” of the “1. Summary of Consolidated Financial Results” of the “Consolidated Financial Results April 1, 2021 – March 31, 2022” furnished on Form 6-K.